UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 26, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Verastem, Inc.

File No. 333-177677 - CF#27500

_____

Verastem, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 3, 2011, as amended.

Based on representations by Verastem, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.9	through January 13, 2015
Exhibit 10.10	through December 22, 2014
Exhibit 10.11	through November 3, 2014
Exhibit 10.15	through December 7, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel